Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

Media Contacts

Anita Liskey, 312.466.4613

Mary Haffenberg, 312.930.3435

news@cme.com

www.cme.com/mediaroom

Chuck Burgess

The Abernathy McGregor Group

(212) 371-5999

Investor Contact

John Peschier, 312.930.8491

CME-G

FOR IMMEDIATE RELEASE

CME Outlines Why ICE Proposal is Inferior to CME/CBOT Merger Agreement

CHICAGO, March 22, 2007 – Chicago Mercantile Exchange Holdings Inc. (NYSE,NASDAQ:CME) today sent a letter to shareholders of CBOT Holdings (NYSE:BOT) communicating the benefits of their merger agreement and discussed their position on why the unsolicited ICE/CBOT proposal is inferior to the existing CME/CBOT merger proposal.

CME executives, including CME Executive Chairman Terry Duffy and CME Chief Executive Officer Craig Donohue, at a meeting today in Chicago with CBOT members and shareholders addressed ICE’s unsolicited proposal and explained CME’s views as to why the ICE proposal is inferior to the CME/CBOT merger provided for in the agreement between the parties including, among other reasons:

•	ICE’s estimated synergies appear significantly exaggerated
•	ICE’s proposal poses significant execution and integration risks that could adversely affect customers and shareholders
•	ICE’s proposal is predicated on CBOT shareholders accepting a weaker currency
•	ICE’s proposal will limit CBOT’s comparative future growth potential and value creation opportunities

A copy of the letter to CBOT shareholders follows:

Unsolicited ICE Proposal Lacks a Convincing Strategic Basis, Offers Less Attractive

Long-Term Financial Prospects and Creates Enormous New Risks for Customers and

Shareholders of Both Companies

Dear CBOT Shareholder,

On Thursday, we met with Chicago Board of Trade shareholders and members to discuss the historic merger of CBOT Holdings, Inc. and Chicago Mercantile Exchange Holdings Inc. We reiterated our excitement about the opportunities the combined company will create and our confidence in the compelling strategic rationale for bringing these two great institutions together. We want to thank all of you who attended that meeting for joining us and for the candid and informative discussion that took place.

The combination of CME and CBOT creates a strong global contender, well-positioned to compete with foreign exchanges and the powerful international derivatives dealers and OTC markets that are our principal competitors. When we agreed to join forces, we did so on the basis of a common

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vision for creating an organization that builds on the deep expertise and longstanding history of each of our companies — poised to grow and prosper for years to come.

Through our combined company, customers will enjoy access to a wider range of innovative risk management products – interest rates, including the full yield curve, equities indexes, foreign exchange, agricultural commodities and alternative investments. We believe our merger will provide an even stronger foundation for innovation, which, in turn, should allow us to deliver new value to our members, customers and shareholders. We have already completed months of integration planning and the regulatory review process is well underway. We are confident that with your support we will close our merger by the middle of the year.

As you know, CBOT has received an unsolicited proposal from the IntercontinentalExchange for an alternative transaction, and your Board is reviewing that offer. However, we agree with the many independent financial and industry experts who have publicly expressed reservations and concerns that ICE brings nothing to the table to benefit CBOT. We believe the ICE proposal lacks a convincing strategic basis, offers less attractive long-term financial prospects and creates enormous new risks for customers and shareholders of both companies.

In our meeting, we discussed in detail our views on many of the significant flaws inherent in ICE’s unsolicited proposal, including:

ICE offers no compelling strategic benefits that enhance CBOT’s future growth potential and value creation opportunities.

CBOT doesn’t need ICE to expand its global customer base or to gain traction in the OTC space. ICE is a much smaller player with more limited opportunities for organic growth, a less extensive global presence, a niche customer base and a more limited track record of innovation.

In stark contrast, CME, like CBOT, is a leading global financial institution. Together, CME and CBOT would have a broad and diverse product line, integrated and seamless technologies, a strong platform for innovation and an experienced management team that has worked in the industry for decades. As a united entity, we would solidify Chicago as the home of derivatives trading and ensure that our two exchanges continue to build on our heritages.

ICE’s synergy estimates appear inflated, unattainable, and out-of-line with precedent transactions.

ICE claims to have identified $240 million in synergies in three broad categories, but our initial analysis reveals that these estimates are extremely suspect. We simply don’t believe ICE can attain the $240 million in synergies. In fact, we believe a realistic range for the synergies is in the $60 million to $105 million range. Failure to achieve ICE’s inflated estimates would adversely affect the value of CBOT shareholders in any combined ICE/CBOT company.

•	The $100 million of operational expense synergies ICE targets represent a whopping 43% of the total cost base of the combined company. In nine

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previous actual or proposed transactions involving exchanges from 2001 through 2006, the estimated amount of cost synergies have ranged from 4% to 19% of the total cost base of the combined company, with a median rate of 10%. ICE has not explained how it expects to achieve synergies four times higher than what others in the industry have achieved.

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ICE’s clearing synergy estimate of $90 million doesn’t appear to take into account the significant expenses that will be necessary to handle the increased clearing volume. It also doesn’t account for CBOT’s standalone clearing alternatives.

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Proposed revenue synergies of $50 million are highly speculative. A combined CME / CBOT would be much better positioned than ICE to expand internationally and pursue more attractive cross-selling and OTC opportunities. Remember, if ICE doesn’t deliver on these synergies on a timely basis, the value of your stock, and the value of what is being offered to you, will be negatively affected.

A combination with ICE would lead to significant execution and integration risks that could adversely affect customers and shareholders.

Transferring clearing and trade execution to ICE’s platforms could create huge risk for CBOT’s business and its customers. We understand from customers that have talked to us that ICE’s transaction system already slows at peak times, yet it handles only 1/8 the volume of CME Globex. The ICE platform simply is not built to accommodate the peak volume demands it would face. ICE has said that it plans to upgrade its clearing capacity by 10 times to handle CBOT volume, but that would require capital expenditures far beyond what ICE has in its current budget. More importantly, it would involve an enormous and highly complex scaling effort simply to get ICE ready to handle Day One volumes, placing enormous potential systemic and operational risk on the shoulders of CBOT’s customers.

CME Globex and CME Clearing have the proven reliability, distribution and scalability that CBOT customers demand, and we are ready to integrate today.

ICE is offering CBOT shareholders a weaker currency, based – among other things – on the historical volatility of ICE’s stock.

We hope CBOT shareholders will analyze very carefully the quality of the currency they would receive in each transaction – ICE stock vs. CME stock and cash. ICE is a far smaller exchange than CBOT with a narrow focus on soft commodities and energy products. ICE’s stock performance has been much more volatile, and the company’s growth prospects, we believe, are less attractive. In addition, it appears ICE’s transaction is dilutive to earnings on both a GAAP and cash basis through 2008.

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CME, on the other hand, enjoys lower stock price volatility, greater revenue diversity, a history of innovation and a longer track record as a public company. We offer CBOT shareholders the opportunity to participate in what we believe is the greater upside potential of a combined CME/CBOT.

CBOT customers would likely face higher costs, greater execution risks and fewer opportunities for innovation in an ICE transaction.

ICE charges customers a rate per contract that, on average, is more than twice that charged by either CME or CBOT, and an ICE transaction is likely to increase costs for many end users and firms. Approximately 60% of CBOT’s clearing customers have no existing relationship with NYCC (ICE’s clearing system), which means they would have to build interfaces and maintain deposits with two clearing houses, rather than one.

CME and CBOT have achieved more than $1 billion in margin efficiencies through our clearing agreement – efficiencies that would be lost if CBOT clearing transfers to ICE. A CME/CBOT combination allows customers to trade complementary products on a single platform and is expected to save customers at least $70 million in annual operating expenses.

The CBOE Exercise Right is treated identically in the CME and ICE proposals.

ICE has proposed the same transaction structure proposed by CME. ICE has made a vague reference to a willingness to discuss an alternative structure. ICE offers no guarantee to preserve the Exercise Right and they offer no assurance that CBOE will agree that the Exercise Right is preserved under any structure.

ICE’s claims that a CME/CBOT merger has significant risks associated with Department of Justice approval are disingenuous.

ICE has made a number of misleading public statements designed to make CBOT shareholders believe that ICE has a special relationship with professional government officials that give them first hand knowledge of what the Department of Justice is going to do in our case. You and we know that’s not true. We are confident that they do not have an intimate relationship with the Department of Justice and that they do not know how the Department of Justice will respond to our merger proposal. We are also confident that the Department of Justice will stick to a professional evaluation of the merits of our case and remain confident in a favorable outcome at the Department of Justice and in our ability to close our merger by the end of the first half of this year.

We urge you to carefully evaluate ICE’s offer and its exaggerated promises with a critical eye. We are confident you will agree that the CME/CBOT merger is far superior —financially, strategically and operationally.

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Thank you again for allowing us to meet with you. We look forward to realizing the tremendous potential of our combination and to building on the deeply rooted history our two exchanges uniquely share.

Sincerely,

Terry Duffy Executive Chairman	Craig Donohue Chief Executive Officer

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Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this letter.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

Statements included in this letter relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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